================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)

                         ------------------------------

                             LIFE TECHNOLOGIES, INC.
                                (Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE                      532177201
    (Title of class of securities)                        (CUSIP number)

                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000


                                  JULY 18, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 33 Pages)

================================================================================


NY2:\947181\02\K@%L02!.DOC\54104.0016

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 2 of 33 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON              ISP OPCO HOLDINGS INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                            0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  3,384,600
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                       0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             3,384,600
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                          3,384,600
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    13.50%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 3 of 33 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             ISP INVESTMENTS INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              2,932,600
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:              452,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         2,932,600
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:         452,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    3,384,600
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    13.50%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 4 of 33 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             ISP IRELAND
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Ireland
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              452,000
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         452,000
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    452,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    1.80%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 5 of 33 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            INTERNATIONAL SPECIALTY
                   S.S. OR I.R.S. IDENTIFICATION NO.   PRODUCTS INC.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    121,670
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                3,384,600
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               121,670
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:           3,384,600
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                        3,506,270
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    13.99%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 6 of 33 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             BEAR, STEARNS & CO. INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                 343,151
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                92,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:            343,151
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:           92,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                       435,151
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.74%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 7 of 33 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             FREDERICK R. ADLER
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    714,895
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                        0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               714,895
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:                   0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                          714,895
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     2.85%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 8 of 33 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON           THE COHEN REVOCABLE TRUST
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            California
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:               397,100
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                   0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:          397,100
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:              0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                     397,100
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    1.58%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 9 of 33 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             A. CHANG
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              135,500
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         135,500
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    135,500
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.54%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 10 of 33 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON        YORK CAPITAL MANAGEMENT, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              78,700
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                 0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         78,700
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:            0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    78,700
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.31%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 11 of 33 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             DINAN MANAGEMENT, L.L.C.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            New York
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:             78,700
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:        78,700
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                     78,700
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.31%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 12 of 33 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            JGD MANAGEMENT CORP.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            AF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                 23,100
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                    0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:            23,100
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:               0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                       23,100
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.09%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 13 of 33 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             YORK INVESTMENT LIMITED
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Bahamas
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                129,600
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                    0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:           129,600
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:               0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                      129,600
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.52%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 14 of 33 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             DINAN MANAGEMENT
                   S.S. OR I.R.S. IDENTIFICATION NO.    CORPORATION
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            AF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            129,600
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       129,600
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    129,600
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.52%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 15 of 33 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             JAMES G. DINAN
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            AF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                      0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:              231,400
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                 0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:         231,400
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                      231,400
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.92%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

                     This Amendment No. 9 ("Amendment No. 9") amends the Statement on Schedule 13D (the "Schedule 13D") filed on November 20, 1998, as amended by Amendment No. 1 filed on November 30, 1998, Amendment No. 2 filed on December 2, 1998, Amendment No. 3 filed on December 21, 1998, Amendment No. 4 filed on December 24, 1998, Amendment No. 5 filed on May 11, 1999, Amendment No. 6 filed on December 6, 1999, Amendment No. 7 filed on January 3, 2000, and Amendment No. 8 filed on January 28, 2000, by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments"), International Specialty Products Inc. ("ISP"), ISP Ireland ("ISP Ireland" and, together with ISP Opco, ISP Investments and ISP, the "ISP Group"), Bear, Stearns & Co. Inc. ("Bear, Stearns"), Frederick R. Adler ("Adler"), The Cohen Revocable Trust (the "Cohen Trust"), A. Chang ("Chang"), York Capital Management, L.P. ("York Capital"), Dinan Management, L.L.C. ("Dinan Management"), JGD Management Corp. ("JGD Management"), York Investment Limited ("York Investment"), Dinan Management Corporation ("DMC") and James G. Dinan ("JGD" and, together with York Capital, Dinan Management, JGD Management, York Investment and DMC, the "York Entities") (collectively, the "Reporting Persons") with respect to their ownership of common stock, par value $.01 per share (the "Common Stock"), of Life Technologies, Inc. (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule13D, as previously amended.

ITEM 2.    IDENTITY AND BACKGROUND

                     The name, position, business address and citizenship of each director and executive officer of ISP Investments are set forth on Schedule A hereto.

                     The name, position, business address and citizenship of each director and executive officer of ISP are set forth on Schedule B hereto.

                     None of the Reporting Persons nor any of the persons listed on Schedules A and B hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

                     Except as set forth above, the response of the Reporting Persons to this Item 2 as previously disclosed in the Schedule 13D, as previously amended, has not changed.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     Since the filing of Amendment No. 8, Bear, Stearns purchased an aggregate of 2,325 Shares in its market-making account for total consideration (including brokerage commissions) of $118,575 derived from working capital of Bear, Stearns.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

                     As of the close of business on July 21, 2000, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 5,420,316 Shares, representing approximately 21.63% of the Common Stock outstanding (based on

25,062,103 shares of Common Stock believed by the Reporting Persons to be outstanding as of May 5, 2000).

                     Bear, Stearns has the sole power to vote, direct the voting of, dispose of and direct the disposition of 343,151 Shares. Bear, Stearns has shared power to vote, direct the voting of, dispose of and direct the disposition of 92,000 Shares held in discretionary accounts. Of the 435,151 Shares beneficially owned by Bear, Stearns, only 300,000 Shares that are owned by Bear, Stearns are subject to the Bear Stearns Group Agreement and the Additional Group Agreement (as defined below). The remaining 43,151 Shares owned by Bear, Stearns are held in its market-making account and are not subject to the Bear Stearns Group Agreement or the Additional Group Agreement. The 92,000 Shares beneficially owned by Bear, Stearns in discretionary accounts are also not subject to the Bear Stearns Group Agreement or the Additional Group Agreement.

                     In the past 60 days, the Reporting Persons effected transactions in Shares in open market transactions as set forth in Schedule C hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                     On July 18, 2000, certain of the Reporting Persons (other than the York Entities) entered into a new agreement (the "Additional Group Agreement") pursuant to which each of the parties thereto agreed (i) for a period ending on the earlier of (x) the closing date under, or the termination date of, the Agreement and Plan of Merger, dated as of July 7, 2000, between Invitrogen Corporation and the Company and (y) December 31, 2000 (such earlier dated being the "Termination Date"), not to sell or otherwise dispose of any Shares unless each of the other parties mutually agree (or, in the case of Bear, Stearns, sell Shares which would reduce its ownership to below 300,000 Shares),
(ii) until the Termination Date, to vote such party's Shares only in accordance with the written instructions of the parties holding at least 80% of the Shares owned or controlled by the parties to the Additional Group Agreement, (iii) to bear its own costs and expenses incurred in connection with its ownership of Shares, the Additional Group Agreement or any transactions entered into pursuant to the Additional Group Agreement, provided that any expenses incurred by a party for the common benefit of all shall be shared by the parties on a pro rata basis (subject to a maximum of $5,000 of such pro rata expenses for each party thereto without such party's prior written consent), (iv) to join with ISP in a
Schedule 13D filing and any required amendments and (v) prior to the Termination Date, not to enter into any other contract, arrangement, understanding or relationship with any other person with respect to equity securities of the Company without the written consent of the other parties. The foregoing description of the terms of the Additional Group Agreement is qualified in its entirety by reference to the Additional Group Agreement, a copy of which is attached hereto as Exhibit 1.

                     Except as set forth above, the response of the Reporting Persons to this Item 6 as previously disclosed in the Schedule 13D, as previously amended, has not changed.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS

                     Form of Additional Group Agreement among certain of the Reporting Persons with respect to the Common Stock.



             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  July 24, 2000

                               ISP OPCO HOLDINGS INC.
                               ISP INVESTMENTS INC.
                               INTERNATIONAL SPECIALTY PRODUCTS INC.

                               By:  /s/ Susan B. Yoss
                                    --------------------------------------------
                                    Susan B. Yoss
                                    Vice President and Treasurer


                               ISP IRELAND

                               By:  /s/ Ueli Marty
                                    --------------------------------------------
                                    Ueli Marty
                                    Director


                               BEAR, STEARNS & CO. INC.

                               By:  /s/ Barry Cohen
                                    --------------------------------------------
                                    Barry Cohen
                                    Senior Managing Director



                               THE COHEN REVOCABLE TRUST

                               By:  /s/ S. Cohen
                                    --------------------------------------------
                                    S. Cohen
                                    Trustee


                                    /s/ A. Chang
                                    --------------------------------------------
                                    A. Chang

                               YORK CAPITAL MANAGEMENT, L.P.

                               By: DINAN MANAGEMENT, L.L.C., its General Partner

                                    By: /s/ James G. Dinan
                                        ----------------------------------------
                                        James G. Dinan
                                        President


                               DINAN MANAGEMENT, L.L.C.

                               By:  /s/ James G. Dinan
                                    --------------------------------------------
                                    James G. Dinan
                                    President



                               JGD MANAGEMENT CORP.
                               DINAN MANAGEMENT CORPORATION

                               By:  /s/ James G. Dinan
                                    --------------------------------------------
                                    James G. Dinan
                                    President


                               YORK INVESTMENT LIMITED

                               By:  /s/ Anthony L.M. Inder Reiden
                                    --------------------------------------------
                                    Anthony L.M. Inder Reiden
                                    Director


                               /s/ James G. Dinan
                               -------------------------------------------------
                               James G. Dinan


                               /s/ Frederick R. Alder
                               -------------------------------------------------
                               Frederick R. Alder

                                   SCHEDULE A

                     The name and position of the directors and executive officers of ISP Investments Inc. are set forth below. The business address of each director and executive officer is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470, except as indicated below. All executive officers and directors are citizens of the United States.

Name                                  Position
----                                  --------
Sunil Kumar                           President and Chief Executive Officer

Randall R. Lay                        Executive Vice President and Chief Financial Officer

Richard A. Weinberg                   Director, Executive Vice President, General Counsel and Secretary

Barry A. Crozier                      Vice President and Director

Arthur W. Clark                       Director and Manager - Banking and Cash Operations



Mr. Crozier is a certified public accountant with Belfint, Lyons & Shuman, an accounting firm, the address of which is 200 West 9th Street, Suite 600, Wilmington, Delaware 19801.

                                   SCHEDULE B

                     The name and position of the directors and executive officers of International Specialty Products Inc. are set forth below. The business address of each director and executive officer is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470, except as indicated below. All executive officers and directors are citizens of the United States.

Name                                Position
----                                --------
Samuel J. Heyman                    Director and Chairman

Sunil Kumar                         Director, President and Chief Executive Officer

Randall R. Lay                      Executive Vice President and Chief Financial Officer

Richard A. Weinberg                 Executive Vice President, General Counsel and Secretary

Andrew G. Mueller                   Executive Vice President - Operations

Susan B. Yoss                       Senior Vice President and Treasurer

Ronald E. Brandt                    Senior Vice President, Sales and Commercial Director - Americas

Carl R. Eckardt                     Director

Harrison J. Goldin                  Director

Charles M. Diker                    Director

Sanford Kaplan                      Director

Burt Manning                        Director


Mr. Eckardt is a former executive officer of International Specialty Products Inc. and currently serves as a consultant. Mr. Goldin is the senior managing director of Goldin Associates, L.L.C., a consulting firm, the address of which is 767 Fifth Avenue, New York, New York 10153. Mr. Diker is a non-managing principal of Weiss, Peck & Greer, an investment management firm, the address of which is 1 New York Plaza, New York, New York 10004. Mr. Kaplan is a private investor and consultant. Mr. Manning is Chairman Emeritus of J. Walter Thompson Company, a multinational advertising company, and President of Brookbound Incorporated, a strategic consultancy company, the address of which is 105 East 67th Street, New York, New York 10021.

                                   SCHEDULE C

                     The following schedule sets forth information with respect to each purchase of Shares which was effectuated by the Reporting Persons in the past 60 days. All transactions were effectuated in the open market through a broker.

                                         ISP OPCO HOLDINGS INC.
                                         ---------------------

                                               Number of
   Date                                 Shares Purchased (Sold)                             Price Per Share
   ----                                 -----------------------                             ---------------

                                                    None


                               ISP INVESTMENTS INC. (directly and through
                                     ISP Investment Grantor Trust)
                               ------------------------------------------

                                               Number of
   Date                                 Shares Purchased (Sold)                             Price Per Share
   ----                                 -----------------------                             ---------------

                                                    None


                                 INTERNATIONAL SPECIALTY PRODUCTS INC.
                                 -------------------------------------

                                               Number of
   Date                                 Shares Purchased (Sold)                             Price Per Share
   ----                                 -----------------------                             ---------------

                                                    None


                                              ISP IRELAND
                                              -----------

                                               Number of
   Date                                 Shares Purchased (Sold)                             Price Per Share
   ----                                 -----------------------                             ---------------

                                                    None


                                        BEAR, STEARNS & CO. INC.
                                        ------------------------

                                               Number of
   Date                                 Shares Purchased (Sold)                             Price Per Share
   ----                                 -----------------------                             ---------------

  7/7/00                                            (100)                                      51
  7/7/00                                            (100)                                      51
 7/10/00                                            (100)                                      51
 7/10/00                                           1,000                                       51



                                       23

                                           FREDERICK R. ADLER
                                           ------------------

                                               Number of
   Date                                 Shares Purchased (Sold)                             Price Per Share
   ----                                 -----------------------                             ---------------

                                                    None


                                       THE COHEN REVOCABLE TRUST
                                       -------------------------

                                               Number of
   Date                                 Shares Purchased (Sold)                             Price Per Share
   ----                                 -----------------------                             ---------------

                                                    None


                                                A. CHANG
                                                --------

                                               Number of
   Date                                 Shares Purchased (Sold)                             Price Per Share
   ----                                 -----------------------                             ---------------

                                                    None


                                     YORK CAPITAL MANAGEMENT, L.P.
                                     -----------------------------

                                               Number of
   Date                                 Shares Purchased (Sold)                             Price Per Share
   ----                                 -----------------------                             ---------------

                                                    None


                                        DINAN MANAGEMENT, L.L.C.
                                        ------------------------

                                               Number of
   Date                                 Shares Purchased (Sold)                             Price Per Share
   ----                                 -----------------------                             ---------------

                                                    None


                                        YORK INVESTMENT LIMITED
                                        -----------------------

                                               Number of
   Date                                 Shares Purchased (Sold)                             Price Per Share
   ----                                 -----------------------                             ---------------

                                                    None



                                       24

                                          JGD MANAGEMENT CORP.
                                          --------------------

                                               Number of
   Date                                 Shares Purchased (Sold)                             Price Per Share
   ----                                 -----------------------                             ---------------

                                                    None


                                      DINAN MANAGEMENT CORPORATION
                                      ----------------------------

                                               Number of
   Date                                 Shares Purchased (Sold)                             Price Per Share
   ----                                 -----------------------                             ---------------

                                                    None


                                             JAMES G. DINAN
                                             --------------

                                               Number of
   Date                                 Shares Purchased (Sold)                             Price Per Share
   ----                                 -----------------------                             ---------------

                                                    None



                                  EXHIBIT INDEX


Exhibit No.                      Document                            Page No.
-----------                      --------                            --------

    1              Form of Additional Group Agreement                   27
                   among certain of the Reporting Persons
                   with respect to the Common Stock.

















                                       26